Form 10-K, Exhibit 13
period 1996-12-31
PRUTECH RESEARCH & DEVELOPMENT PARTNERSHIP III
filed 1997-03-28
CIK 794357

                                          1996
--------------------------------------------------------------
PruTech Research and                      Annual
Development Partnership III               Report

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
           LETTER TO UNITHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1996

                             PRUTECH III PORTFOLIO

The following investments and/or royalty rights were active during the year, or had value at the end of the year. The Partnership's position in each investment is as of December 31, 1996. Certain of the securities held by the Partnership have restrictions on resale due to Federal Securities laws and regulations, and as noted below, certain of these securities have been sold subsequent to December 1996.

                       CREATIVE BIOMOLECULES, INC. (CBMI)

Position: 509,382 shares of common stock; director's option for 6,900 shares of common stock exercisable at $8.50 per share; royalty rights on soft tissue growth factor products which expire December 1999

   While work continues on several of the Partnership's projects, given the time required for regulatory approvals it appears unlikely that these projects will produce sales royalties for the Partnership as the Partnership's royalty rights expire in 1999. During December 1996, the Partnership sold 214,900 shares of Creative BioMolecules, Inc. common stock generating $2,276,000 for the Partnership.

   During January and February 1997, the Partnership sold 441,898 shares of Creative BioMolecules, Inc. common stock for $5,019,000. Additionally, the Partnership exercised its director's option during the first quarter of 1997. The stock price of CBMI was $8.75 per share as of March 20, 1997.

                        FOREST LABORATORIES, INC. (FRX)

Position: Royalty rights to a treatment for Alzheimer's disease which expire
          December 1999

   Clinical studies on the treatment for Alzheimer's disease, being developed by Forest Laboratories, Inc., were completed during 1996. The filing of a New Drug Application with the FDA is expected in 1997. During the first quarter of 1996, the Partnership sold its remaining 75,000 shares of Forest common stock generating $3,600,000 for the Partnership.

                            KOPIN CORPORATION (KOPN)

Position: 537,333 shares of common stock

   During the second quarter of 1996, the Partnership received a $433,334 minimum royalty payment from its royalty positions on Gallium Arsenide and LED products. As a result, the Partnership holds no technology or royalty positions with Kopin and, therefore, no further royalties will be received by the Partnership from Kopin. During the first quarter of 1996, the Partnership sold 4,334 shares of Kopin stock for $60,000.

   From January 15, 1997 through March 14, 1997, the Partnership sold 82,189 shares of Kopin Corporation common stock for $1,037,000. The stock price of Kopin was $14.00 per share as of March 20, 1997.

                       SOMATIX THERAPY CORPORATION (SOMA)

Position: 500,000 shares of common stock

   In January 1997, Somatix announced that it was being acquired by Cell Genesys
(CEGE). Somatix shareholders are to receive .385 shares of Cell Genesys stock for each share of Somatix stock. This transaction is expected to close in April
1997.   Between January 28, 1997 and February 3, 1997, the Partnership sold
205,000 shares of Somatix Therapy Corporation common stock for $517,000. The stock price of Somatix was $2.00 per share as of March 20, 1997.

                         1177 Avenue of the Americas      Telephone 212 596 7000
                         New York, NY 10036               Facsimile 212 596 8910

Price Waterhouse LLP                                      (LOGO)

                       REPORT OF INDEPENDENT ACCOUNTANTS

February 13, 1997

To the Partners of PruTech Research and Development Partnership III

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in partners' capital and cash flows present fairly, in all material respects, the financial position of PruTech Research and Development Partnership III (the ``Partnership'') at December 31, 1996, and the results of its operations, the changes in its partners' capital and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                        Two World Financial Center Telephone: (212) 436-2000 New York, New York 10281-1414 Facsimile: (212) 436-5000


                          INDEPENDENT AUDITORS' REPORT

To the Partners of
  PruTech Research and Development Partnership III

We have audited the accompanying statement of financial condition of PruTech Research and Development Partnership III (a California limited partnership) as of December 31, 1995, and the related statements of operations, changes in partners' capital and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of PruTech Research and Development Partnership III as of December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

February 13, 1996

-----------------
Deloitte Touche
Tohmatsu
International
-----------------

                                       3A

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1996             1995
----------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                              $ 2,342,441      $   480,692
Investments in equity securities                                        13,321,925       19,182,479
Other assets                                                                    --          216,669
                                                                       ------------     ------------
Total assets                                                           $15,664,366      $19,879,840
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accrued management fee                                                 $   204,670      $   204,670
Accrued expenses and other liabilities                                      80,438           73,091
                                                                       ------------     ------------
Total liabilities                                                          285,108          277,761
                                                                       ------------     ------------
Contingencies
Partners' capital
Unitholders (40,934 units issued and outstanding)                        8,312,200        7,505,854
General partner                                                            931,316          841,722
Unrealized gain on investments in equity securities                      6,135,742       11,254,503
                                                                       ------------     ------------
Total partners' capital                                                 15,379,258       19,602,079
                                                                       ------------     ------------
Total liabilities and partners' capital                                $15,664,366      $19,879,840
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                  Year ended December 31,
                                                         ------------------------------------------
                                                            1996            1995            1994
---------------------------------------------------------------------------------------------------
REVENUES
Gain on sale of investments in equity securities         $ 5,194,202     $ 8,998,197     $2,364,352
Termination of royalty rights                                     --       2,241,783             --
Interest and other income                                     38,019          71,671         72,703
Royalty income                                               216,665              --         50,468
Exclusive license fees                                            --              --        138,667
Monitoring fee income                                             --              --         80,377
                                                         -----------     -----------     ----------
                                                           5,448,886      11,311,651      2,706,567
                                                         -----------     -----------     ----------
EXPENSES
Management fee                                               818,680         818,680        818,680
General and administrative                                    92,116         111,655        227,772
Evaluation and monitoring                                      3,572          54,405         39,732
Interest                                                          --          18,070        134,799
Write-down of investments in equity securities                    --              --        500,000
Write-off of stock warrants                                       --              --        180,000
                                                         -----------     -----------     ----------
                                                             914,368       1,002,810      1,900,983
                                                         -----------     -----------     ----------
Net income                                               $ 4,534,518     $10,308,841     $  805,584
                                                         -----------     -----------     ----------
                                                         -----------     -----------     ----------
ALLOCATION OF NET INCOME
Unitholders                                              $ 4,081,066     $ 9,277,957     $  725,026
                                                         -----------     -----------     ----------
                                                         -----------     -----------     ----------
General partner                                          $   453,452     $ 1,030,884     $   80,558
                                                         -----------     -----------     ----------
                                                         -----------     -----------     ----------
Net income per unit                                      $     99.70     $    226.66     $    17.71
                                                         -----------     -----------     ----------
                                                         -----------     -----------     ----------
---------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                          UNREALIZED
                                                           GENERAL         GAIN ON
                                          UNITHOLDERS      PARTNER       INVESTMENTS         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1993      $4,973,326      $  560,331     $ 26,110,075     $31,643,732
Net income                                   725,026          80,558               --         805,584
Distribution                                (347,939 )       (38,660)              --        (386,599)
Change in unrealized gain on
  investments in equity securities                --              --      (15,359,376)    (15,359,376)
                                          -----------     ----------     ------------     -----------
Partners' capital--December 31, 1994       5,350,413         602,229       10,750,699      16,703,341
Net income                                 9,277,957       1,030,884               --      10,308,841
Distributions                             (7,122,516 )      (791,391)              --      (7,913,907)
Change in unrealized gain on
  investments in equity securities                --              --          503,804         503,804
                                          -----------     ----------     ------------     -----------
Partners' capital--December 31, 1995       7,505,854         841,722       11,254,503      19,602,079
Net income                                 4,081,066         453,452               --       4,534,518
Distributions                             (3,274,720 )      (363,858)              --      (3,638,578)
Change in unrealized gain on
  investments in equity securities                --              --       (5,118,761)     (5,118,761)
                                          -----------     ----------     ------------     -----------
Partners' capital--December 31, 1996      $8,312,200      $  931,316     $  6,135,742     $15,379,258
                                          -----------     ----------     ------------     -----------
                                          -----------     ----------     ------------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                   Year ended December 31,
                                                         --------------------------------------------
                                                            1996             1995            1994
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Royalty income received                                  $   216,665     $    389,023     $   101,996
Interest and other income received                            38,019           71,671          72,703
Management fee paid                                         (818,680)      (1,637,360)       (204,670)
General and administrative expenses paid                     (84,769)        (100,558)       (293,131)
Evaluation and monitoring expenses paid                       (3,572)         (54,405)        (66,046)
Interest paid                                                     --          (55,742)       (100,266)
Cash received for other assets                               216,669               --              --
Exclusive license fees received                                   --               --         138,667
                                                         -----------     ------------     -----------
Net cash used in operating activities                       (435,668)      (1,387,371)       (350,747)
                                                         -----------     ------------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of investments in equity
  securities                                               5,935,995        9,010,326       2,368,472
Proceeds from the termination of royalty rights                   --        2,241,783              --
                                                         -----------     ------------     -----------
Net cash provided by investing activities                  5,935,995       11,252,109       2,368,472
                                                         -----------     ------------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions                                             (3,638,578)      (7,913,907)       (386,599)
Repayment of note payable                                         --       (1,622,223)     (1,584,000)
                                                         -----------     ------------     -----------
Net cash used in financing activities                     (3,638,578)      (9,536,130)     (1,970,599)
                                                         -----------     ------------     -----------
Net increase in cash and cash equivalents                  1,861,749          328,608          47,126
Cash and cash equivalents at beginning of year               480,692          152,084         104,958
                                                         -----------     ------------     -----------
Cash and cash equivalents at end of year                 $ 2,342,441     $    480,692     $   152,084
                                                         -----------     ------------     -----------
                                                         -----------     ------------     -----------
-----------------------------------------------------------------------------------------------------

                                                        (continued on next page)

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                       STATEMENTS OF CASH FLOWS (Cont'd)

                                                                   Year ended December 31,
                                                         --------------------------------------------
                                                            1996             1995            1994
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH USED IN
OPERATING ACTIVITIES
Net income                                               $ 4,534,518     $ 10,308,841     $   805,584
                                                         -----------     ------------     -----------
Adjustments to reconcile net income to net cash used
  in operating activities:
Gain on sale of investments in equity securities          (5,194,202)      (8,998,197)     (2,364,352)
Termination of royalty rights                                     --       (2,241,783)             --
Monitoring fee income                                             --               --         (80,377)
Write-down of investments in equity securities                    --               --         500,000
Write-off of stock warrants                                       --               --         180,000
Changes in:
  Royalties receivable                                            --          389,023          51,528
  Accrued management fee                                          --         (818,680)        614,010
  Accrued expenses and other liabilities                       7,347          (26,575)        (57,140)
  Deferred income                                                 --               --        (138,667)
  Note receivable                                                 --               --         138,667
  Other assets                                               216,669               --              --
                                                         -----------     ------------     -----------
Total adjustments                                         (4,970,186)     (11,696,212)     (1,156,331)
                                                         -----------     ------------     -----------
Net cash used in operating activities                    $  (435,668)    $ (1,387,371)    $  (350,747)
                                                         -----------     ------------     -----------
                                                         -----------     ------------     -----------
-----------------------------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
1995
Exercised a warrant to acquire, on a net issuance basis, 171,635 shares of Interleaf, Inc. common stock.
1994
The General Partner concluded that an impairment in value that was not temporary had occurred for the
  Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the
  Partnership's 500,000 shares of common stock was written down by $500,000.
The market value per share of Interleaf, Inc.'s common stock fell below the exercise price of the stock warrants held by the Partnership. Accordingly, these warrants (cost basis of $180,000) were written off.
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   PruTech Research and Development Partnership III (the ``Partnership''), a California limited partnership, was formed on June 2, 1986 and will terminate on December 31, 2006 unless terminated sooner under the provisions of the Agreement of Limited Partnership (the ``Partnership Agreement''). Capital resources were originally provided by the sale of depositary units and by contributions of the General Partner equal to 10% of depositary contributions. The Partnership was formed to seek cash flow from the research and development of new technologies with potential commercial applications. The general partner of the Partnership is R&D Funding Corp (the ``General Partner''), an affiliate of Prudential Securities Incorporated (``PSI''). Both the General Partner and PSI are wholly-owned subsidiaries of Prudential Securities Group Inc. (``PSGI''). The assignor limited partner is Prudential-Bache Investor Services Inc., an affiliate of the General Partner, who has assigned substantially all the rights attributable to its limited partnership interest to investors. At December 31, 1996, the Partnership held equity investments or active royalty rights relating to four portfolio companies.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

   Cash and cash equivalents include money market funds.

Investments

   The Partnership's equity securities that have readily determinable fair values are classified as available-for-sale securities. These securities are measured at fair value in the statements of financial condition and unrealized gains and losses are reported as a separate component of partners' capital. Equity securities traded on a national securities exchange or the NASDAQ national market are valued at the last reported sales price on the primary exchange on which they are traded. Equity securities traded in the over-the-counter market and thinly-traded securities are valued at the mean between the last reported bid and asked prices. Equity securities which are not readily marketable are accounted for under the cost method.

   The carrying value of an investment is written down to its fair value when a decline in value is considered to be other than temporary. The Partnership uses the average cost method to determine gains or losses on the sale of securities.

Royalty income

   Royalty income represents revenue generated from licenses granted by the Partnership.

Monitoring fee income

   Payments received from research and development companies to reimburse the Partnership for its cost of monitoring during the development and marketing periods of a product were deferred and fully amortized over an eight year-period which ended December 31, 1994.

Management fee

   The General Partner is paid a management fee equal to two percent of the unitholders' original capital contributions per annum. This fee provides for the cost of overseeing, supervising and monitoring the conduct of the development projects and for overseeing and monitoring product exploitation resulting from the development projects.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Profits and losses are allocated 90% to the unitholders and 10% to the General Partner in proportion to their capital accounts until such time as the total net profits allocated to each unitholder equal all losses previously allocated whereupon the General Partner will be allocated net profits in an additional amount of 25% with a corresponding reduction to the unitholders to be shared in proportion to their capital contributions.

   Distributions of cash are made in accordance with the Partnership Agreement and are allocated 90% to the unitholders and 10% to the General Partner.

C. Royalties

   On April 1, 1990 the Partnership entered into a Technology Development Investment Agreement with Kopin Corporation (``Kopin'') for the development of LED technology. Pursuant to the Agreement, Kopin was obligated to pay to the Partnership royalties on the sale of products containing the technology through April 1, 1996, with a minimum royalty payment of $433,334 due April 1, 1996 (payable in cash or by the delivery of a promissory note). Kopin agreed to pay cash for the minimum royalty because the Partnership also agreed to transfer to Kopin its Gas technology developed under an earlier contract. During the second quarter of 1996, the Partnership received the $433,334 minimum royalty payment of which $216,669 represented a reduction of its receivable from Kopin and $216,665 was recorded as royalty income. As a result, the Partnership holds no technology or royalty positions with Kopin and, therefore, no further royalties will be received by the Partnership from Kopin.

   In November 1995, the Partnership and Interleaf, Inc. (``Interleaf'') agreed to settle all royalty and other disputes between them and the Partnership sold to Interleaf the Partnerships' right, title and interest in technology licensed to Interleaf for $2,100,000. In connection with this transaction, the Partnership applied $375,081 of the proceeds to its outstanding royalty receivable balance and the remaining $1,724,919 was recognized as income. During 1995, revenues from Interleaf inclusive of the gain on common stock sold (see Note D) represented approximately 32% of the Partnership's total 1995 revenues.

   In March 1995, the Partnership and the MacNeal-Schwendler Corporation (``MNS'') agreed to terminate the Partnership's contractual rights with respect to MNS software and to transfer the technology relating to the software to MNS in exchange for $516,870. No further royalty payments will be received by the Partnership from MNS as a result of this agreement.

   The Partnership retains certain royalty rights with Forest Laboratories, Inc. and Creative Biomolecules, Inc. whose carrying values at December 31, 1996 are zero.

D. Investments

   In connection with certain of its research and development contracts, the Partnership has exercised its warrants or has converted its technology, royalty rights, warrants or notes receivable into an equity position in the companies performing the research and development.

   Investments in equity securities available-for-sale at December 31, 1996 and 1995 include the following:

                                                 1996                                                 1995
                          --------------------------------------------------   --------------------------------------------------
                                               Gross unrealized   Carrying                          Gross unrealized   Carrying
                          Shares   Cost basis       gains           value      Shares   Cost basis       gains           value
-------------------------------------------------------------------------      --------------------------------------------
Creative BioMolecules,
  Inc.-Common Stock       509,382  $1,666,928     $3,617,910     $ 5,284,838   724,282  $2,370,177    $  2,699,797    $ 5,069,974
Forest Laboratories,
  Inc.-
  Common Stock                 --          --             --              --    75,000       6,130       3,387,620      3,393,750
Kopin Corporation-
  Common Stock            537,333   4,019,255      2,361,582       6,380,837   541,667   4,051,669       3,667,086      7,718,755
Somatix Therapy
  Corporation-
  Common Stock            500,000   1,500,000        156,250       1,656,250   500,000   1,500,000       1,500,000      3,000,000
                                   ----------  ----------------  -----------            ----------  ----------------  -----------
                                   $7,186,183     $6,135,742     $13,321,925            $7,927,976    $ 11,254,503    $19,182,479
                                   ----------  ----------------  -----------            ----------  ----------------  -----------
                                   ----------  ----------------  -----------            ----------  ----------------  -----------

   The gross unrealized gains would be allocated 90% to the unitholders and 10% to the General Partner if realized at December 31, 1996; however, there is no assurance that the Partnership would receive these amounts in the event of the sale of its position in these securities.

Creative BioMolecules, Inc.

   During December 1996, the Partnership sold 214,900 shares of Creative BioMolecules, Inc. common stock with a cost basis of approximately $703,000 resulting in a gain of approximately $1,573,000. During 1996, revenues from the Partnership's investment in Creative BioMolecules, Inc. represented approximately 29% of the Partnership's total 1996 revenues.

   Subsequent to December 31, 1996, the Partnership sold 441,898 shares of Creative BioMolecules, Inc. common stock as more fully discussed in Note I.

Forest Laboratories, Inc.

   During the first quarter of 1996, the Partnership sold its remaining 75,000 shares of Forest Laboratories, Inc. common stock with a cost basis of approximately $6,000 resulting in a gain of approximately $3,594,000. During 1996, revenues relating to the Partnership's investment in Forest Laboratories, Inc. represented approximately 66% of the Partnership's total 1996 revenues.

   During the first quarter of 1995, the Partnership sold 88,000 shares of Forest Laboratories, Inc. common stock with a cost basis of approximately $7,000 resulting in a gain of approximately $4,256,000. During the third quarter of 1995, the Partnership sold 60,410 shares of Forest Laboratories, Inc. common stock with a cost basis of approximately $5,000 resulting in a gain of approximately $2,864,000. During 1995, revenues relating to the Partnership's investment in Forest Laboratories, Inc. represented approximately 63% of the Partnership's total revenues.

   In January 1994, the Partnership sold 50,393 shares of Forest Laboratories, Inc. common stock with a cost basis of approximately $4,000 resulting in a gain of approximately $2,364,000.

Kopin Corporation

   During the first quarter of 1996, the Partnership sold 4,334 shares of Kopin Corporation common stock with a cost basis of approximately $32,000 resulting in a gain of approximately $27,000.

   Subsequent to December 31, 1996, the Partnership sold 82,189 shares of Kopin Corporation common stock as more fully discussed in Note I.

Somatix Therapy Corporation

   In 1994, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the Partnership's common stock was written down by $500,000.

   Subsequent to December 31, 1996, the Partnership sold 205,000 shares of Somatix Therapy Corporation common stock as more fully discussed in Note I.

Interleaf, Inc.

   In July 1995, the Partnership exercised a warrant to acquire, on a net issuance basis, 171,635 shares of Interleaf, Inc. common stock. In August 1995, the Partnership sold 25,000 of the company's shares resulting in a gain of approximately $250,000. In November 1995, the Partnership sold the remaining 146,635 of the company's shares which resulted in a gain of approximately $1,628,000.

   In 1994, the market value per share of Interleaf, Inc.'s common stock fell below the exercise price of the stock warrants held by the Partnership. Accordingly, these warrants (cost basis of $180,000) were written off in 1994 and subsequently expired in 1995.

E. Note Payable

   In December 1993, the Partnership issued a note to Creative BioMolecules, Inc. with a principal value of $1,622,223 to exercise an expiring warrant to purchase common stock. The note accrued interest at 7.0%. Principal and interest ($55,741) were repaid in February 1995.

F. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes:

                                                               Year ended December 31,
                                                      -----------------------------------------
                                                         1996           1995            1994
                                                      -----------------------------------------
     Net income per financial statements              $4,534,518     $10,308,841     $  805,584
     Write-off of investment in equity securities       (511,194)        (66,668)       500,000
     Royalty income                                      (76,698)             --             --
     Expiration of stock warrants                             --        (180,000)            --
     Write-off of stock warrants                              --              --        180,000
     Monitoring fee income                                    --              --        (80,377)
     Amortization of evaluation fees                          --              --         (3,346)
                                                      ----------     -----------     ----------
     Tax basis net income                             $3,946,626     $10,062,173     $1,401,861
                                                      ----------     -----------     ----------
                                                      ----------     -----------     ----------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

G. Related Parties

   The General Partner and its affiliates perform certain services for the Partnership for which they are reimbursed through the management fee which include, but are not limited to: accounting and financial management; registrar, transfer and assignment functions; asset management; investor communications and other administrative services. The Partnership also reimburses an affiliate of the General Partner for printing services. The costs and expenses were:

                                                        Year ended December 31,
                                                   ----------------------------------
                                                     1996         1995         1994
                                                   ----------------------------------
            Management fee                         $818,680     $818,680     $818,680
            Printing                                 11,849       18,691        7,277
                                                   --------     --------     --------
                                                   $830,529     $837,371     $825,957
                                                   --------     --------     --------
                                                   --------     --------     --------

   Printing costs payable to an affiliate of the General Partner (which are included in accrued expenses) as of December 31, 1996 and 1995 were $4,943 and $16,464, respectively.

   Prudential Securities Incorporated, an affiliate of R&D Funding Corp, owned 724 units in the Partnership at December 31, 1996.

   The Partnership maintains an account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of R&D Funding Corp, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   The Partnership has engaged in research and development co-investment projects with PruTech Research and Development Partnership, PruTech Research and Development Partnership II and PruTech Project Development Partnership (collectively, the ``PruTech R&D Partnerships''), for which R&D Funding Corp serves as the general partner. The allocation of the co-investment projects' profits or losses among the PruTech R&D Partnerships is consistent with the costs incurred to fund the research and development projects.

H. Contingencies

   On April 15, 1994, a multiparty petition captioned Mack et al. v. Prudential Securities Incorporated et al. (Cause No. 94-17695) was filed in the 80th Judicial District Court of Harris County, Texas, purportedly on behalf of investors in the Partnership against the Partnership, the General Partner, Prudential Securities Incorporated, The Prudential Insurance Company of America and a number of other defendants. The petition alleges common law fraud and fraud in the inducement and negligent misrepresentation in connection with the offering of the Partnership units; negligence and breach of fiduciary duty in connection with the operation of the Partnership; civil conspiracy; and violations of the federal Securities Act of 1933 (sections 11 and 12), and of the Texas Securities and Deceptive Trade Practices statutes. The suit seeks, among other things, compensatory and punitive damages, costs and attorneys' fees. The ultimate outcome of this litigation as well as the impact on the Partnership cannot presently be determined.

   The General Partner, Prudential Securities Incorporated and the Partnership believe they have meritorious defenses to the complaint and intend to vigorously defend themselves in this action.

I. Subsequent Events

   During January and February 1997, the Partnership sold 441,898 shares of Creative BioMolecules, Inc. common stock for approximately $5,019,000 which resulted in a gain of approximately $3,572,000.

   From January 15, 1997 through March 14, 1997, the Partnership sold 82,189 shares of Kopin Corporation common stock for approximately $1,037,000 which resulted in a gain of approximately $423,000.

   Between January 28, 1997 and February 3, 1997, the Partnership sold 205,000 shares of Somatix Therapy Corporation common stock for approximately $517,000 which resulted in a loss of approximately $98,000.

   In February and in March of 1997, the Partnership made distributions of $4,548,222 and $3,411,167, respectively, of which $4,093,400 ($100 per unit) and
$3,070,050 ($75 per unit), respectively, were paid to the limited partners, and the remainder to the General Partner.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   As of December 31, 1996, the Partnership had approximately $2,342,000 of cash and cash equivalents which is an increase of approximately $1,862,000 as compared to December 31, 1995. This increase is primarily due to proceeds from the sales of the Partnership's common stock offset, in part, by the January 1996 distribution as discussed below.

   As of December 31, 1996, the Partnership had approximately $7.2 million invested in equity securities with an aggregate market value which exceeded its cost. Certain of these investments are in development stage companies which are more speculative and higher in risk than other equity investments. Additionally, the realization of this market value is further impacted by certain sale restrictions and market volume capacity. The amount to be distributed by the Partnership in future quarters will be based on the extent to which the market value of its investments can be realized and, to a lesser extent, from the revenue stream from royalties and interest income. It is not expected that the Partnership's eventual total distributions will equal the Unitholders' initial investments. Except for royalty income from Kopin Corporation (``Kopin'') in 1996 as further discussed below, the Partnership's royalty positions did not generate royalty income for the Partnership during 1996 and 1995.

   In January 1996, the Partnership sold its remaining 75,000 shares of Forest Laboratories, Inc. (``Forest'') common stock for approximately $3,600,000. The proceeds from the sale were used to pay a distribution of approximately $3,639,000 in January 1996. Unitholders received a total of approximately $3,275,000 ($80 per unit) and the General Partner received the remainder. The Partnership has retained its royalty position with Forest.

   Also, during the first quarter of 1996, the Partnership sold 4,334 shares of Kopin common stock for approximately $60,000.

   On April 1, 1990 the Partnership entered into a Technology Development Investment Agreement with Kopin for the development of LED technology. Pursuant to the Agreement, Kopin was obligated to pay to the Partnership royalties on the sale of products containing the technology through April 1, 1996, with a minimum royalty payment of $433,334 due April 1, 1996 (payable in cash or by the delivery of a promissory note). Kopin agreed to pay cash for the minimum royalty because the Partnership also agreed to transfer to Kopin its GaAs technology developed under an earlier contract. During the second quarter of 1996, the Partnership received the $433,334 minimum royalty payment of which $216,669 represented a reduction of its receivable from Kopin and $216,665 was recorded as royalty income. As a result of the above, the Partnership holds no technology or royalty positions with Kopin and, therefore, no further royalties will be received by the Partnership from Kopin.

   During December 1996, the Partnership sold 214,900 shares of Creative BioMolecules, Inc. common stock for proceeds of approximately $2,276,000.

   Subsequent to 1996, the Partnership sold 441,898 shares of Creative BioMolecules, Inc. common stock for approximately $5,019,000, 82,189 shares of Kopin Corporation common stock for approximately $1,037,000 and 205,000 shares of Somatix Therapy Corporation common stock for approximately $517,000. Additionally, in February and in March of 1997, the Partnership made distributions of $4,548,222 and $3,411,167, respectively, of which $4,093,400 ($100 per unit) and $3,070,050 ($75 per unit), respectively, were paid to the limited partners, and the remainder to the General Partner.

Results of Operations

   Net income for the years ended December 31, 1996, 1995 and 1994 was approximately $4,535,000, $10,309,000 and $806,000, respectively. The primary reasons for the fluctuations in operating results are discussed below.

   During 1996, the Partnership recorded gains of approximately $3,594,000 and $1,573,000 on the sale of 75,000 shares of Forest Laboratories, Inc. common stock and 214,900 shares of Creative BioMolecules, Inc.

common stock, respectively. During 1995, the Partnership recorded gains of approximately $7,121,000 and $1,878,000, respectively, on the sale of 148,410 shares of Forest common stock and 171,635 shares of Interleaf, Inc. (``Interleaf'') common stock. In January 1994, the Partnership sold 50,393 shares of Forest Laboratories, Inc. common stock resulting in a gain of approximately $2,364,000.

   In November 1995, the Partnership and Interleaf agreed to settle all royalty and other disputes between them and to sell to Interleaf its right, title and interest in technology licensed to Interleaf for $2,100,000. In connection with this transaction, the Partnership applied $375,000 of the proceeds to its outstanding royalty receivable balance and the remaining $1,725,000 was recognized as income. In March 1995, the Partnership and the MacNeal-Schwendler Corporation (``MNS'') agreed to terminate the Partnership's contractual rights with respect to MNS software and to transfer the technology relating to the software to MNS in exchange for approximately $517,000. No further royalty payments will be received by the Partnership from Interleaf or MNS as a result of these agreements.

   No royalties were earned by the Partnership in 1995. Royalty income for the year ended December 31, 1996 was approximately $217,000 and relates to the Kopin transaction as discussed above. Royalty income of approximately $50,000 was generated during the year ended December 31, 1994 from the Partnership's royalty positions, including the MacNeal-Schwendler Corporation royalty position which was terminated in March 1995.

   During the fourth quarter of 1989, the Partnership accepted a $138,667 note receivable from Kopin Corporation in lieu of payment of exclusive license fees. This note plus accrued interest (which was previously deferred) was collected during the fourth quarter of 1994 and recognized as income.

   In 1994, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the Partnership's common stock was written down by $500,000. Also in 1994, the market value per share of Interleaf common stock fell below the exercise price of the stock warrants held by the Partnership. Accordingly, these warrants (cost basis of $180,000) were written off in 1994 and subsequently expired in 1995.

   General and administrative expenses for the year ended December 31, 1996 decreased by approximately $20,000 as compared to 1995 and decreased by approximately $116,000 for the year ended December 31, 1995 as compared to 1994 primarily due to legal costs incurred in 1994, and, to a lesser extent, in 1995 in connection with the Interleaf royalty contract dispute.

   Evaluation and monitoring expenses decreased by approximately $51,000 for the year ended December 31, 1996 as compared to 1995 but increased by approximately $15,000 for the year ended December 31, 1995 as compared to 1994. The 1996 decrease was due to lower levels of overall activity in the Partnership's R&D projects and license agreements during 1996. The 1995 increase was primarily due to the use of consultants in 1995 related to the royalty dispute with Interleaf.

   Interest expense on the Creative BioMolecules, Inc. note, which was repaid in February 1995, was approximately $18,000 and $135,000 for the years ended December 31, 1995 and 1994, respectively, as more fully discussed in Note E to the financial statements.

Inflation

   Inflation has had no direct material impact on operations or on the financial condition of the Partnership from inception through December 31, 1996.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       PruTech Research and Development Partnership III
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

Peck Slip Station                                    BULK RATE
P.O. Box 2016                                      U.S. POSTAGE
New York, NY 10272                                    PAID
                                                  Automatic Mail

PRUTEC386/170864