Form 10-K, Exhibit 13
period 1997-12-31
PRUTECH RESEARCH & DEVELOPMENT PARTNERSHIP III
filed 1998-03-30
CIK 794357

                                                     1997
-------------------------------------------------------------
Prutech Research and                                 Annual
Development Partnership III                          Report

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
           LETTER TO UNITHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1997

                            PRUTECH III INVESTMENTS

The following investments and/or royalty rights had value at the end of the year. The Partnership's position in each investment is as of December 31, 1997.

                       CREATIVE BIOMOLECULES, INC. (CBMI)

Position: 24,484 shares of common stock; royalty rights on soft tissue growth factor products which expire December 1999

   During the first quarter of 1997, the Partnership sold 441,898 shares of CBMI common stock for approximately $5,019,000 and the Partnership exercised its option to purchase 6,900 shares of CBMI common stock at an exercise price of $8.50 per share for a total cost of $59,000. During the remainder of 1997, the Partnership sold 49,900 shares of Creative BioMolecules, Inc. common stock for approximately $506,000. The stock price of CBMI was $10.38 per share as of March 20, 1998.

   It appears unlikely that the Partnership's projects will produce sales royalties for the Partnership as the Partnership's royalty rights expire in 1999.

                        FOREST LABORATORIES, INC. (FRX)

Position: Royalty rights to a treatment of Alzheimer's disease which expire
          December 1999

   Clinical studies on Synapton, a drug developed by FRX for the treatment of Alzheimer's disease, were completed during 1996. The filing of a New Drug Application with the Food and Drug Administration, seeking approval of Synapton, was made on November 18, 1997.

                            KOPIN CORPORATION (KOPN)

Position: 13,310 shares of common stock

   During 1997, the Partnership sold 524,023 shares of Kopin Corporation common stock for approximately $7,852,000. The stock price of Kopin Corporation was $17.19 per share as of March 20, 1998.

       SOMATIX THERAPY CORPORATION (SOMA)/CELL GENESYS CORPORATION (CEGE)

Position: 17,465 shares of CEGE common stock

   During the first quarter of 1997, the Partnership sold 205,000 shares of SOMA common stock for approximately $517,000. At March 31, 1997, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in SOMA. As a result, the value of the Partnership's 295,000 shares of common stock was written down by $295,000. During the second quarter of 1997, the Partnership sold 6,000 shares of SOMA common stock for approximately $12,000.

   On June 2, 1997, Cell Genesys Corporation acquired Somatix Therapy Corporation. As a result, the Partnership received 111,265 shares of CEGE common stock or 0.385 shares for each of its 289,000 shares of SOMA common stock. During the second half of 1997, the Partnership sold 93,800 shares of CEGE common stock for approximately $661,000. The stock price of CEGE was $6.25 per share as of March 20, 1998.
                                       2

               1177 Avenue of the Americas           Telephone 212 596 7000
               New York, NY 10036                    Fascimile 212 596 8910
Price Waterhouse LLP                                 (LOGO)

                       REPORT OF INDEPENDENT ACCOUNTANTS

February 12, 1998

To the Partners of
PruTech Research and Development Partnership III

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of PruTech Research and Development Partnership III at December 31, 1997 and 1996, and the results of its operations and the changes in its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
                                       3

Deloitte &
  Touche LLP
       (LOGO)
------------------------------------------------------------------------------
                Two World Financial Center        Telephone: (212) 436-2000
                New York, New York 10281-1414     Facsimile: (212) 436-5000

INDEPENDENT AUDITORS' REPORT

To the Partners of
  PruTech Research and Development Partnership III

We have audited the accompanying statements of operations, changes in partners' capital and cash flows of PruTech Research and Development Partnership III (a California limited partnership) for the year ended December 31, 1995. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of PruTech Research and Development Partnership III for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
February 13, 1996
                                       3A

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1997             1996
----------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                               $3,668,595      $ 2,342,441
Investments in equity securities                                           552,790       13,321,925
                                                                       ------------     ------------
Total assets                                                            $4,221,385      $15,664,366
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accrued expenses and other liabilities                                  $   84,357      $    80,438
Accrued management fee                                                      62,500          204,670
                                                                       ------------     ------------
Total liabilities                                                          146,857          285,108
                                                                       ------------     ------------

Contingencies
Partners' capital
Unitholders (40,934 units issued and outstanding)                        3,405,966        8,312,200
General partner                                                            386,179          931,316
Unrealized gain on investments in equity securities                        282,383        6,135,742
                                                                       ------------     ------------
Total partners' capital                                                  4,074,528       15,379,258
                                                                       ------------     ------------
Total liabilities and partners' capital                                 $4,221,385      $15,664,366
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------

           The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                              1997           1996           1995
----------------------------------------------------------------------------------------------------
REVENUES
Gain on sale of investments in equity securities           $7,888,065     $5,194,202     $ 8,998,197
Interest and other income                                     135,893         38,019          71,671
Royalty income                                                     --        216,665              --
Termination of royalty rights                                      --             --       2,241,783
                                                           ----------     ----------     -----------
                                                            8,023,958      5,448,886      11,311,651
                                                           ----------     ----------     -----------
EXPENSES
Management fee                                                534,340        818,680         818,680
Write-down of investments in equity securities                295,000             --              --
General and administrative                                    138,378         95,688         166,060
Interest                                                           --             --          18,070
                                                           ----------     ----------     -----------
                                                              967,718        914,368       1,002,810
                                                           ----------     ----------     -----------
Net income                                                 $7,056,240     $4,534,518     $10,308,841
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
ALLOCATION OF NET INCOME
Unitholders                                                $6,350,616     $4,081,066     $ 9,277,957
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
General partner                                            $  705,624     $  453,452     $ 1,030,884
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
Net income per unit                                        $   155.14     $    99.70     $    226.66
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                          UNREALIZED
                                                            GENERAL         GAIN ON
                                         UNITHOLDERS        PARTNER       INVESTMENTS        TOTAL
------------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1994     $  5,350,413     $   602,229     $10,750,699     $ 16,703,341
Net income                                  9,277,957       1,030,884             --        10,308,841
Distributions                              (7,122,516)       (791,391)            --        (7,913,907)
Change in unrealized gain on
  investments in equity securities                 --              --        503,804           503,804
                                         ------------     -----------     -----------     ------------
Partners' capital--December 31, 1995        7,505,854         841,722     11,254,503        19,602,079
Net income                                  4,081,066         453,452             --         4,534,518
Distributions                              (3,274,720)       (363,858)            --        (3,638,578)
Change in unrealized gain on
  investments in equity securities                 --              --     (5,118,761 )      (5,118,761)
                                         ------------     -----------     -----------     ------------
Partners' capital--December 31, 1996        8,312,200         931,316      6,135,742        15,379,258
Net income                                  6,350,616         705,624             --         7,056,240
Distributions                             (11,256,850)     (1,250,761)                     (12,507,611)
Change in unrealized gain on
  investments in equity securities                 --              --     (5,853,359 )      (5,853,359)
                                         ------------     -----------     -----------     ------------
Partners' capital--December 31, 1997     $  3,405,966     $   386,179     $  282,383      $  4,074,528
                                         ------------     -----------     -----------     ------------
                                         ------------     -----------     -----------     ------------
------------------------------------------------------------------------------------------------------

             The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                   Year ended December 31,
                                                        ---------------------------------------------
                                                            1997            1996             1995
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other income received                      $    135,893     $    38,019     $     71,671
Management fee paid                                         (676,510)       (818,680)      (1,637,360)
General and administrative expenses paid                    (134,459)        (88,341)        (154,963)
Royalty income received                                           --         216,665          389,023
Cash received for other assets                                    --         216,669               --
Interest paid                                                     --              --          (55,742)
                                                        ------------     -----------     ------------
Net cash used in operating activities                       (675,076)       (435,668)      (1,387,371)
                                                        ------------     -----------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of investments in equity
  securities                                              14,567,491       5,935,995        9,010,326
Purchase of investments in equity securities                 (58,650)             --               --
Proceeds from the termination of royalty rights                   --              --        2,241,783
                                                        ------------     -----------     ------------
Net cash provided by investing activities                 14,508,841       5,935,995       11,252,109
                                                        ------------     -----------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions                                            (12,507,611)     (3,638,578)      (7,913,907)
Repayment of note payable                                         --              --       (1,622,223)
                                                        ------------     -----------     ------------
Net cash used in financing activities                    (12,507,611)     (3,638,578)      (9,536,130)
                                                        ------------     -----------     ------------
Net increase in cash and cash equivalents                  1,326,154       1,861,749          328,608
Cash and cash equivalents at beginning of year             2,342,441         480,692          152,084
                                                        ------------     -----------     ------------
Cash and cash equivalents at end of year                $  3,668,595     $ 2,342,441     $    480,692
                                                        ------------     -----------     ------------
                                                        ------------     -----------     ------------
-----------------------------------------------------------------------------------------------------

                                                       (continued on next page)
                                       6

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                       STATEMENTS OF CASH FLOWS (Cont'd)

                                                                   Year ended December 31,
                                                        ---------------------------------------------
                                                            1997            1996             1995
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH USED IN
OPERATING ACTIVITIES
Net income                                              $  7,056,240     $ 4,534,518     $ 10,308,841
                                                        ------------     -----------     ------------
Adjustments to reconcile net income to net cash used
  in operating activities:
Gain on sale of investments in equity securities          (7,888,065)     (5,194,202)      (8,998,197)
Write-down of investments in equity securities               295,000              --               --
Termination of royalty rights                                     --              --       (2,241,783)
Changes in:
  Royalties receivable                                            --              --          389,023
  Accrued management fee                                    (142,170)             --         (818,680)
  Accrued expenses and other liabilities                       3,919           7,347          (26,575)
  Other assets                                                    --         216,669               --
                                                        ------------     -----------     ------------
Total adjustments                                         (7,731,316)     (4,970,186)     (11,696,212)
                                                        ------------     -----------     ------------
Net cash used in operating activities                   $   (675,076)    $  (435,668)    $ (1,387,371)
                                                        ------------     -----------     ------------
                                                        ------------     -----------     ------------
-----------------------------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
1997
At March 31, 1997, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the Partnership's 295,000 shares of common stock was written down by $295,000.

On June 2, 1997, Cell Genesys Corporation acquired Somatix Therapy Corporation. As a result, the Partnership received 111,265 of Cell Genesys Corporation common stock or 0.385 shares for each of its 289,000 shares of Somatix Therapy Corporation common stock.

1995
Exercised a warrant to acquire, on a net issuance basis, 171,635 shares of Interleaf, Inc. common stock.
-------------------------------------------------------------------------------
          The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   PruTech Research and Development Partnership III (the 'Partnership'), a California limited partnership, was formed on June 2, 1986 and will terminate on December 31, 2006 unless terminated sooner under the provisions of the Agreement of Limited Partnership, as amended (the 'Partnership Agreement'). Capital resources were originally provided by the sale of depositary units and by contributions of the General Partner equal to ten percent of depositary contributions. The Partnership was formed to seek cash flow from the research and development of new technologies with potential commercial applications. The general partner of the Partnership is R&D Funding Corp (the 'General Partner'), an affiliate of Prudential Securities Incorporated ('PSI'). Both the General Partner and PSI are wholly owned subsidiaries of Prudential Securities Group Inc. ('PSGI'). The assignor limited partner is Prudential-Bache Investor Services Inc., an affiliate of the General Partner, who has assigned substantially all the rights attributable to its limited partnership interest to investors. At December 31, 1997, the Partnership held equity investments or active royalty rights relating to four portfolio companies.

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

   Certain balances from prior years have been reclassified to conform with the current financial statement presentation.

Cash and cash equivalents

   Cash and cash equivalents include money market funds.

Investments

   The Partnership's equity securities that have readily determinable fair values are classified as available-for-sale securities. These securities are measured at fair value in the statements of financial condition and unrealized gains and losses are reported as a separate component of partners' capital. Equity securities traded on a national securities exchange or the Nasdaq national market are valued at the last reported sales price on the primary exchange on which they are traded. Equity securities traded in the over-the-counter market and thinly traded securities are valued at the mean between the last reported bid and asked prices. Equity securities which are not readily marketable are accounted for under the cost method.

   The carrying value of an investment is written down to its fair value when a decline in value is considered to be other than temporary. The Partnership uses the average cost method to determine gains or losses on the sale of securities.

Royalty income

   Royalty income represents revenue generated from licenses granted by the Partnership.
                                       8

Management fee

   This fee provides for the cost of overseeing, supervising and monitoring the conduct of the development projects and for overseeing and monitoring product exploitation resulting from the development projects.

   The General Partner was paid an annual management fee equal to two percent of the unitholders' original capital contributions through June 30, 1997. Effective July 1, 1997, the General Partner reduced its management fee to the greater of
(a) $250,000 annually or (b) ten percent of the aggregate amount received from the Partnership's royalty position in a treatment for Alzheimer's disease with Forest Laboratories, Inc. after July 1, 1997 until the dissolution and liquidation of the Partnership, not to exceed the aggregate management fee payable under the terms of the Partnership Agreement ($818,680 per annum).

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Profits and losses are allocated ninety percent to the unitholders and ten percent to the General Partner until such time as the total net profits allocated to each unitholder equal all losses previously allocated whereupon the General Partner will be allocated net profits in an additional amount of twenty-five percent with a corresponding reduction to the unitholders to be shared in proportion to their capital contributions.

   Distributions of cash are made in accordance with the Partnership Agreement and are allocated ninety percent to the unitholders and ten percent to the General Partner.

C. Royalties

   At December 31, 1997 and 1996, the Partnership retains certain royalty rights with Forest Laboratories, Inc. and Creative BioMolecules, Inc. whose carrying values for financial reporting purposes are zero. The royalty rights with Forest Laboratories, Inc. ('Forest') relate to Synapton, a drug developed by Forest for the treatment of Alzheimer's disease. Forest filed a new drug application with the Food and Drug Administration, seeking approval of Synapton, on November 18, 1997. The Partnership's royalty rights with Forest and Creative BioMolecules, Inc. will expire in December 1999.

   On April 1, 1990, the Partnership entered into a Technology Development Investment Agreement with Kopin Corporation ('Kopin') for the development of LED technology. Pursuant to the Agreement, Kopin was obligated to pay to the Partnership royalties on the sale of products containing the technology through April 1, 1996, with a minimum royalty payment of $433,334 due April 1, 1996 (payable in cash or by the delivery of a promissory note). Kopin agreed to pay cash for the minimum royalty because the Partnership also agreed to transfer to Kopin its Gas technology developed under an earlier contract. During the second quarter of 1996, the Partnership received the $433,334 minimum royalty payment of which $216,669 represented a reduction of its receivable from Kopin and $216,665 was recorded as royalty income. As a result, the Partnership holds no technology or royalty positions with Kopin and, therefore, no further royalties will be received by the Partnership from Kopin.

   In November 1995, the Partnership and Interleaf, Inc. ('Interleaf') agreed to settle all royalty and other disputes between them and the Partnership sold to Interleaf the Partnerships' right, title and interest in technology licensed to Interleaf for $2,100,000. In connection with this transaction, the Partnership applied $375,081 of the proceeds to its outstanding royalty receivable balance and the remaining $1,724,919 was recognized as income. During 1995, revenues from Interleaf inclusive of the gain on common stock sold (see Note D) represented approximately thirty-two percent of the Partnership's total 1995 revenues.

   In March 1995, the Partnership and the MacNeal-Schwendler Corporation ('MNS') agreed to terminate the Partnership's contractual rights with respect to MNS software and to transfer the technology relating to the software to MNS in exchange for $516,870. No further royalty payments will be received by the Partnership from MNS as a result of this agreement.

D. Investments

   In connection with certain of its research and development contracts, the Partnership has exercised its warrants or has converted its technology, royalty rights, warrants or notes receivable into an equity position in the companies performing the research and development.

   Investments in equity securities available-for-sale at December 31, 1997 and 1996 include the following:

                                                1997                                                  1996
                         --------------------------------------------------    --------------------------------------------------
                                              Gross unrealized   Carrying                           Gross unrealized   Carrying
                         Shares   Cost basis       gains           value       Shares   Cost basis       gains           value
------------------------------------------------------------------------       --------------------------------------------
Creative BioMolecules,
  Inc.-Common Stock       24,484   $ 80,124       $100,446       $ 180,570     509,382  $1,666,928     $3,617,910     $ 5,284,838
Kopin Corporation-
  Common Stock            13,310     99,556        124,212         223,768     537,333   4,019,255      2,361,582       6,380,837
Cell Genesys
  Corporation-
  Common Stock            17,465     90,727         57,725         148,452          --          --             --              --
Somatix Therapy
  Corporation-Common
  Stock                       --         --             --              --     500,000   1,500,000        156,250       1,656,250
                                  ----------  ----------------  -----------             ----------  ----------------  -----------
                                   $270,407       $282,383       $ 552,790              $7,186,183     $6,135,742     $13,321,925
                                  ----------  ----------------  -----------             ----------  ----------------  -----------
                                  ----------  ----------------  -----------             ----------  ----------------  -----------

   The gross unrealized gains would be allocated ninety percent to the unitholders and ten percent to the General Partner if realized at December 31, 1997; however, there is no assurance that the Partnership would receive these amounts in the event of the sale of its position in these securities.

Creative BioMolecules, Inc.

   During the first quarter of 1997, the Partnership sold 441,898 shares of Creative BioMolecules, Inc. common stock with a cost basis of approximately $1,446,000 resulting in a gain of approximately $3,573,000, and the Partnership exercised its option to purchase 6,900 shares of Creative BioMolecules, Inc. common stock at an exercise price of $8.50 per share for a total cost of approximately $59,000. During the remainder of 1997, the Partnership sold 49,900 shares of Creative BioMolecules, Inc. common stock with a cost basis of approximately $199,000 resulting in a gain of approximately $307,000. During 1997, revenues from the Partnership's investment in Creative BioMolecules, Inc. represented approximately 48% of the Partnership's total 1997 revenues.

   During December 1996, the Partnership sold 214,900 shares of Creative BioMolecules, Inc. common stock with a cost basis of approximately $703,000 resulting in a gain of approximately $1,573,000. During 1996, revenues from the Partnership's investment in Creative BioMolecules, Inc. represented approximately 29% of the Partnership's total 1996 revenues.

Kopin Corporation

   During 1997, the Partnership sold 524,023 shares of Kopin Corporation common stock with a cost basis of approximately $3,920,000 resulting in a gain of approximately $3,932,000. During 1997, revenues from the Partnership's investment in Kopin Corporation represented approximately 49% of the Partnership's total 1997 revenues.

   During the first quarter of 1996, the Partnership sold 4,334 shares of Kopin Corporation common stock with a cost basis of approximately $32,000 resulting in a gain of approximately $27,000.

Somatix Therapy Corporation/Cell Genesys Corporation

   During the first quarter of 1997, the Partnership sold 205,000 shares of Somatix Therapy Corporation common stock with a cost basis of approximately $615,000 resulting in a loss of approximately $98,000. At March 31, 1997, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the Partnership's common stock was written down by $295,000. During the second quarter of 1997, the Partnership sold 6,000 shares of Somatix Therapy Corporation common stock with a cost basis of approximately $12,000 resulting in no gain or loss to the Partnership.

   On June 2, 1997, Cell Genesys Corporation acquired Somatix Therapy Corporation. As a result, the Partnership received 111,265 shares of Cell Genesys Corporation common stock or 0.385 shares for each of its 289,000 shares of Somatix Therapy Corporation common stock.

   During the second half of 1997, the Partnership sold 93,800 shares of Cell Genesys Corporation common stock with a cost basis of approximately $487,000 resulting in a gain of approximately $174,000.

Forest Laboratories, Inc.

   During the first quarter of 1996, the Partnership sold its remaining 75,000 shares of Forest Laboratories, Inc. common stock with a cost basis of approximately $6,000 resulting in a gain of approximately $3,594,000. During 1996, revenues relating to the Partnership's investment in Forest Laboratories, Inc. represented approximately sixty-six percent of the Partnership's total 1996 revenues.

   During 1995, the Partnership sold 148,410 shares of Forest Laboratories, Inc. common stock with a cost basis of approximately $12,000 resulting in a gain of approximately $7,121,000. During 1995, revenues relating to the Partnership's investment in Forest Laboratories, Inc. represented approximately sixty-three percent of the Partnership's total revenues.

Interleaf, Inc.

   In 1995, the Partnership exercised a warrant to acquire, on a net issuance basis, 171,635 shares of Interleaf, Inc. common stock which the Partnership sold for approximately $1,878,000.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes:

                                                              Year ended December 31,
                                                     ------------------------------------------
                                                        1997            1996           1995
                                                     ------------------------------------------
     Net income per financial statements             $ 7,056,240     $4,534,518     $10,308,841
     Gain on sale of investments in equity
       securities                                     (1,107,903)            --              --
     Write-down/write-off of investment in equity
       securities                                        295,000       (511,194)        (66,668)
     Royalty income                                           --        (76,698)             --
     Expiration of stock warrants                             --             --        (180,000)
                                                     -----------     ----------     -----------
     Tax basis net income                            $ 6,243,337     $3,946,626     $10,062,173
                                                     -----------     ----------     -----------
                                                     -----------     ----------     -----------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

F. Related Parties

   The General Partner and its affiliates perform certain services for the Partnership (for which they are reimbursed through the management fee) which include, but are not limited to: accounting and financial management; registrar, transfer and assignment functions; asset management; investor communications and other administrative services. The Partnership also reimburses an affiliate of the General Partner for printing services. The costs and expenses were:

                                                        Year ended December 31,
                                                   ----------------------------------
                                                     1997         1996         1995
                                                   ----------------------------------
            Management fee                         $534,340     $818,680     $818,680
            Printing                                 13,448       11,849       18,691
                                                   --------     --------     --------
                                                   $547,788     $830,529     $837,371
                                                   --------     --------     --------
                                                   --------     --------     --------

   Effective July 1, 1997, the General Partner reduced its management fee to the greater of (a) $250,000 annually or (b) ten percent of the aggregate amount received from the Partnership's royalty position in a treatment for Alzheimer's disease with Forest Laboratories, Inc. after July 1, 1997 until the dissolution and liquidation of the Partnership, not to exceed the aggregate management fee payable under the terms of the Partnership Agreement ($818,680 per annum).

   Printing costs payable to an affiliate of the General Partner (which are included in accrued expenses) as of December 31, 1997 and 1996 were $7,788 and $4,943, respectively.

   Prudential Securities Incorporated, an affiliate of R&D Funding Corp, owned 724 units in the Partnership at December 31, 1997.

   The Partnership maintains an account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of R&D Funding Corp, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   The Partnership has engaged in research and development co-investment projects with PruTech Research and Development Partnership, PruTech Research and Development Partnership II and PruTech Project Development Partnership (collectively, the 'PruTech R&D Partnerships'), for which R&D Funding Corp serves as the general partner. The allocation of the co-investment projects' profits or losses among the PruTech R&D Partnerships is consistent with the costs incurred to fund the research and development projects.

G. Contingencies

   On April 15, 1994, a multiparty petition captioned Mack et al. v. Prudential Securities Incorporated et al. (Cause No. 94-17695) was filed in the 80th Judicial District Court of Harris County, Texas, purportedly on behalf of investors in the Partnership against the Partnership, the General Partner, PSI, The Prudential Insurance Company of America and a number of other defendants. The petition alleges common law fraud and fraud in the inducement and negligent misrepresentation in connection with the offering of the Partnership; negligence and breach of fiduciary duty in connection with the operation of the Partnership; civil conspiracy; and violations of the federal Securities Act of 1933 (sections 11 and 12), and of the Texas Securities and Deceptive Trade Practices statutes. The suit seeks, among other things, compensatory and punitive damages, costs and attorneys' fees.

   The General Partner, PSI and the Partnership believe they have meritorious defenses to the complaint and are vigorously defending themselves in this action. The claims of most plaintiffs have been settled or dismissed. It is currently expected that the remaining claims will be resolved shortly. The Partnership has not contributed to any settlement or paid any costs of the litigation, nor is it anticipated that it will.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   As of December 31, 1997, the Partnership had approximately $3,669,000 of cash and cash equivalents which is an increase of approximately $1,326,000 as compared to December 31, 1996. The increase in cash and cash equivalents was primarily due to the proceeds from the sales of certain investments in equity securities, as further discussed below, reduced by the payment of distributions and management fees.

   As of December 31, 1997, the Partnership had approximately $270,000 invested in equity securities with an aggregate market value which exceeded its cost. Certain of these investments are in development stage companies which are more speculative and higher in risk than other equity investments. Additionally, the realization of this market value is further impacted by market volume capacity. The amount to be distributed by the Partnership in future quarters will be based on the extent to which the market value of its investments can be realized and from the revenue stream from royalties and interest income. It is not expected that the Partnership's eventual total distributions will equal the Unitholders' initial investments. The Partnership's royalty positions with Forest Laboratories, Inc. and Creative BioMolecules, Inc. did not generate royalty income for the Partnership during the three years ended December 31, 1997.

   During the first quarter of 1997, the Partnership sold 441,898 shares of Creative BioMolecules, Inc. common stock for approximately $5,019,000, and the Partnership exercised its option to purchase 6,900 shares of Creative BioMolecules, Inc. common stock at an exercise price of $8.50 per share for a total cost of approximately $59,000. Also, during the first quarter of 1997, the Partnership sold 173,189 shares of Kopin Corporation common stock for approximately $2,297,000, and 205,000 shares of Somatix Therapy Corporation common stock for approximately $517,000.

   In February and March of 1997, the Partnership made distributions of $4,548,222 and $3,411,167, respectively. Unitholders received a total of $4,093,400 ($100 per unit) and $3,070,050 ($75 per unit) and the General Partner received the remainder.

   During the second quarter of 1997, the Partnership sold 219,274 shares of Kopin Corporation common stock for approximately $2,848,000, and 6,000 shares of Somatix Therapy Corporation common stock for approximately $12,000.

   On June 2, 1997, Cell Genesys Corporation acquired Somatix Therapy Corporation. As a result, the Partnership received 111,265 shares of Cell Genesys Corporation common stock or 0.385 shares for each of its 289,000 shares of Somatix Therapy Corporation common stock.

   During the third quarter of 1997, the Partnership sold 19,900 shares of Creative BioMolecules, Inc. common stock for approximately $190,000, 99,754 shares of Kopin Corporation common stock for approximately $1,976,000, and 72,100 shares of Cell Genesys Corporation common stock for approximately $460,000.

   During August 1997, the Partnership made a $4,548,222 distribution, of which $4,093,400 ($100 per unit) was paid to the Unitholders, and the remainder to the General Partner.

   During the fourth quarter of 1997, the Partnership sold 30,000, 31,806, and 21,700 shares of Creative BioMolecules, Inc. common stock, Kopin Corporation common stock, and Cell Genesys Corporation common stock for approximately $316,000, $729,000, and $201,000, respectively.

Results of Operations

   Net income for the years ended December 31, 1997, 1996 and 1995 was approximately $7,056,000, $4,535,000 and $10,309,000, respectively. The primary reasons for the fluctuations in operating results are discussed below.

   During 1997, the Partnership recorded gains on the sale of common stock totalling approximately $7,888,000, including gains of $3,932,000 and $3,880,000 on the sale of common stock of Kopin Corporation and Creative BioMolecules, Inc., respectively. During 1996, the Partnership recorded gains of approximately $3,594,000 and $1,573,000 on the sale of 75,000 shares of Forest Laboratories, Inc. common stock and 214,900 shares of Creative BioMolecules, Inc. common stock, respectively. During 1995, the Partnership recorded gains of approximately $7,121,000 and $1,878,000, respectively, on the sale of 148,410 shares of Forest Laboratories, Inc. common stock and 171,635 shares of Interleaf, Inc. ('Interleaf') common stock.

   At March 31, 1997, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the Partnership's common stock was written down by $295,000.

   In November 1995, the Partnership and Interleaf agreed to settle all royalty and other disputes between them and to sell to Interleaf its right, title and interest in technology licensed to Interleaf for $2,100,000. In connection with this transaction, the Partnership applied $375,000 of the proceeds to its outstanding royalty receivable balance and the remaining $1,725,000 was recognized as income. In March 1995, the Partnership and the MacNeal-Schwendler Corporation ('MNS') agreed to terminate the Partnership's contractual rights with respect to MNS software and to transfer the technology relating to the software to MNS in exchange for approximately $517,000. No further royalty payments will be received by the Partnership from Interleaf or MNS as a result of these agreements.

   No royalties were earned by the Partnership in 1997 and 1995. Royalty income for the year ended December 31, 1996 was approximately $217,000 and related to an agreement in which the Partnership received a minimum royalty payment from Kopin Corporation and transferred to Kopin Corporation its rights to certain technologies and royalties. As a result of the agreement, the Partnership holds no technology or royalty positions with Kopin Corporation.

   Interest and other income for the year ended December 31, 1997 increased by approximately $98,000 as compared to 1996 and decreased by approximately $34,000 for the year ended December 31, 1996 as compared to 1995. These fluctuations in interest and other income largely reflect the level of Partnership funds invested in short-term instruments which has varied with the timing of sales of investments in equity securities and subsequent distributions to unitholders.

   Management fees for the year ended 1997 decreased by approximately $284,000 from the 1996 and 1995 amounts. Effective July 1, 1997, the General Partner reduced its management fee to the greater of (a) $250,000 annually or (b) ten percent of the aggregate amount received from the Partnership's royalty position in a treatment for Alzheimer's disease with Forest Laboratories, Inc. after July 1, 1997 until the dissolution and liquidation of the Partnership, not to exceed the aggregate management fee payable under the terms of the Agreement of Limited Partnership ($818,680 per annum.)

   General and administrative expenses for the year ended December 31, 1997 increased by approximately $43,000 as compared to 1996 and decreased by approximately $70,000 for the year ended December 31, 1996 as compared to 1995. The 1997 increase was due primarily to professional and other costs incurred in 1997 in considering alternatives for the orderly liquidation of the Partnership. The 1996 decrease as compared to 1995 primarily reflected lower evaluation and monitoring expenses as overall activity decreased in the Partnership's R&D projects and license agreements.

Inflation

   Inflation has had no direct material impact on operations or on the financial condition of the Partnership from inception through December 31, 1997.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to Unitholders without charge upon written request to:

        PruTech Research and Development Partnership III
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

Peck Slip Station              BULK RATE
P.O. Box 2016                 U.S. POSTAGE
New York, NY 10272                PAID
                             Automatic Mail
PRUTEC386/170864