Form 10-K, Exhibit 13
period 1998-12-31
PRUTECH RESEARCH & DEVELOPMENT PARTNERSHIP III
filed 1999-03-31
CIK 794357

                                                          1998
--------------------------------------------------------------------------------
PruTech Research and                                      Annual
Development Partnership III                               Report

                            LETTER TO UNITHOLDERS FOR
                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)

                            PRUTECH III INVESTMENTS

The Partnership had a position in the following investments and/or royalty rights as of December 31, 1998.

                       CREATIVE BIOMOLECULES, INC. (CBMI)

Position: 20,000 shares of common stock; royalty rights on soft tissue growth factor products which expire December 1999

   During the fourth quarter of 1998, the Partnership sold 4,484 shares of CBMI common stock for approximately $12,000. The stock price of CBMI was $2.50 per share as of March 24, 1999.

   It appears unlikely that the Partnership's projects will produce sales royalties for the Partnership as the Partnership's royalty rights expire in 1999.

                        FOREST LABORATORIES, INC. (FRX)

Position: Royalty rights to a drug treatment for Alzheimer's disease which expire December 1999

   The filing of a New Drug Application with the Food and Drug Administration, seeking approval of Synapton, a drug developed by FRX for the treatment of Alzheimer's disease, was made on November 18, 1997. On November 18, 1998, FRX announced that it was evaluating and would be preparing a response to a non-approvable letter received from the Food and Drug Administration on its new drug application for Synapton. Forest has recently advised the Partnership that it will be meeting with the FDA to discuss the status of Synapton.

PricewaterhouseCoopers (LOGO)

                                            PricewaterhouseCoopers LLP
                                            1177 Avenue of the Americas
                                            New York, NY 10036
                                            Telephone (212) 596 8000
                                            Facsimile (212) 596 8910

                       Report of Independent Accountants

February 12, 1999

To the Partners of
PruTech Research and Development Partnership III

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of PruTech Research and Development Partnership III at December 31, 1998 and 1997, and the results of its operations and the changes in its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1998             1997
----------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                               $1,157,931       $3,668,595
Investments in equity securities                                            73,760          552,790
                                                                       ------------     ------------
Total assets                                                            $1,231,691       $4,221,385
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accrued management fee                                                  $   62,500       $   62,500
Accrued expenses and other liabilities                                      57,698           84,357
                                                                       ------------     ------------
Total liabilities                                                          120,198          146,857
                                                                       ------------     ------------

Contingencies
Partners' capital
Unitholders (40,934 units issued and outstanding)                          985,900        3,405,966
General partner                                                            117,283          386,179
Accumulated other comprehensive income                                       8,310          282,383
                                                                       ------------     ------------
Total partners' capital                                                  1,111,493        4,074,528
                                                                       ------------     ------------
Total liabilities and partners' capital                                 $1,231,691       $4,221,385
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                             --------------------------------------
                                                               1998          1997           1996
---------------------------------------------------------------------------------------------------
REVENUES
Gain on sale of investments in equity securities             $243,595     $7,888,065     $5,194,202
Interest and other income                                     116,202        135,893         38,019
Royalty income                                                  --            --            216,665
                                                             --------     ----------     ----------
                                                              359,797      8,023,958      5,448,886
                                                             --------     ----------     ----------
EXPENSES
Management fee                                                250,000        534,340        818,680
General and administrative                                     69,826        138,378         95,688
Write-down of investments in equity securities                  --           295,000         --
                                                             --------     ----------     ----------
                                                              319,826        967,718        914,368
                                                             --------     ----------     ----------
Net income                                                   $ 39,971     $7,056,240     $4,534,518
                                                             --------     ----------     ----------
                                                             --------     ----------     ----------
ALLOCATION OF NET INCOME
Unitholders                                                  $ 35,974     $6,350,616     $4,081,066
                                                             --------     ----------     ----------
                                                             --------     ----------     ----------
General partner                                              $  3,997     $  705,624     $  453,452
                                                             --------     ----------     ----------
                                                             --------     ----------     ----------
Net income per unit                                          $    .88     $   155.14     $    99.70
                                                             --------     ----------     ----------
                                                             --------     ----------     ----------
---------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                          ACCUMULATED
                                                                             OTHER
                                                            GENERAL      COMPREHENSIVE
                                          UNITHOLDERS       PARTNER      INCOME (LOSS)        TOTAL
-------------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1995      $  7,505,854    $   841,722     $ 11,254,503     $ 19,602,079
Comprehensive loss:
  Net income                                 4,081,066        453,452                         4,534,518
  Net unrealized losses on investments
  in equity securities                                                      (5,118,761)      (5,118,761)
                                                                                           ------------
  Comprehensive loss                                                                           (584,243)
                                                                                           ------------
Distributions                               (3,274,720)      (363,858)                       (3,638,578)
                                          ------------    -----------    --------------    ------------
Partners' capital--December 31, 1996         8,312,200        931,316        6,135,742       15,379,258
Comprehensive income:
  Net income                                 6,350,616        705,624                         7,056,240
  Net unrealized losses on investments
  in equity securities                                                      (5,853,359)      (5,853,359)
                                                                                           ------------
  Comprehensive income                                                                        1,202,881
                                                                                           ------------
Distributions                              (11,256,850)    (1,250,761)                      (12,507,611)
                                          ------------    -----------    --------------    ------------
Partners' capital--December 31, 1997         3,405,966        386,179          282,383        4,074,528
Comprehensive loss:
  Net income                                    35,974          3,997                            39,971
  Net unrealized losses on investments
  in equity securities                                                        (274,073)        (274,073)
                                                                                           ------------
  Comprehensive loss                                                                           (234,102)
                                                                                           ------------
Distribution                                (2,456,040)      (272,893)                       (2,728,933)
                                          ------------    -----------    --------------    ------------
Partners' capital--December 31, 1998      $    985,900    $   117,283     $      8,310     $  1,111,493
                                          ------------    -----------    --------------    ------------
                                          ------------    -----------    --------------    ------------
-------------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                   Year ended December 31,
                                                         --------------------------------------------
                                                            1998             1997            1996
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other income received                       $   116,202     $    135,893     $    38,019
Management fee paid                                         (250,000)        (676,510)       (818,680)
General and administrative expenses paid                     (96,485)        (134,459)        (88,341)
Royalty income received                                      --               --              216,665
Cash received for other assets                               --               --              216,669
                                                         -----------     ------------     -----------
Net cash used in operating activities                       (230,283)        (675,076)       (435,668)
                                                         -----------     ------------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of investments in equity
  securities                                                 448,552       14,567,491       5,935,995
Purchase of investments in equity securities                 --               (58,650)        --
                                                         -----------     ------------     -----------
Net cash provided by investing activities                    448,552       14,508,841       5,935,995
                                                         -----------     ------------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions                                             (2,728,933)     (12,507,611)     (3,638,578)
                                                         -----------     ------------     -----------
Net (decrease) increase in cash and cash equivalents      (2,510,664)       1,326,154       1,861,749
Cash and cash equivalents at beginning of year             3,668,595        2,342,441         480,692
                                                         -----------     ------------     -----------
Cash and cash equivalents at end of year                 $ 1,157,931     $  3,668,595     $ 2,342,441
                                                         -----------     ------------     -----------
                                                         -----------     ------------     -----------
-----------------------------------------------------------------------------------------------------

                                                        (continued on next page)

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                       STATEMENTS OF CASH FLOWS (Cont'd)

                                                                   Year ended December 31,
                                                         --------------------------------------------
                                                            1998             1997            1996
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH USED IN
OPERATING ACTIVITIES
Net income                                               $    39,971     $  7,056,240     $ 4,534,518
                                                         -----------     ------------     -----------
Adjustments to reconcile net income to net cash used
  in operating activities:
Gain on sale of investments in equity securities            (243,595)      (7,888,065)     (5,194,202)
Write-down of investments in equity securities               --               295,000         --
Changes in:
  Accrued expenses and other liabilities                     (26,659)           3,919           7,347
  Accrued management fee                                     --              (142,170)        --
  Other assets                                               --               --              216,669
                                                         -----------     ------------     -----------
Total adjustments                                           (270,254)      (7,731,316)     (4,970,186)
                                                         -----------     ------------     -----------
Net cash used in operating activities                    $  (230,283)    $   (675,076)    $  (435,668)
                                                         -----------     ------------     -----------
                                                         -----------     ------------     -----------
-----------------------------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES

1997
At March 31, 1997, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the Partnership's 295,000 shares of Somatix Therapy Corporation common stock was written down by $295,000.
On June 2, 1997, Cell Genesys Corporation acquired Somatix Therapy Corporation. As a result, the
  Partnership received 111,265 of Cell Genesys Corporation common stock or 0.385 shares for each of its 289,000 shares of Somatix Therapy Corporation common stock.
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   PruTech Research and Development Partnership III (the 'Partnership'), a California limited partnership, was formed on June 2, 1986 and will terminate on December 31, 2006 unless terminated sooner (see discussion below) under the provisions of the Agreement of Limited Partnership, as amended (the 'Partnership Agreement'). Capital resources were originally provided by the sale of depositary units and by contributions of the General Partner equal to ten percent of depositary contributions. The Partnership was formed to seek cash flow from the research and development of new technologies with potential commercial applications. The general partner of the Partnership is R&D Funding Corp (the 'General Partner'), an affiliate of Prudential Securities Incorporated ('PSI'). Both the General Partner and PSI are wholly owned subsidiaries of Prudential Securities Group Inc. ('PSGI'). The assignor limited partner is Prudential-Bache Investor Services Inc., an affiliate of the General Partner, which has assigned substantially all the rights attributable to its limited partnership interest to investors.

   At December 31, 1998, the Partnership has an investment in the common stock of Creative BioMolecules, Inc. (OTC-CBMI) and royalty positions with Forest Laboratories, Inc. ('Forest') and Creative BioMolecules, Inc., that will expire in December 1999. The Partnership's royalty position with Creative BioMolecules, Inc. is believed to have little to no value and the equity position's value is easily determinable and is salable. The Partnership's royalty position in Synapton, a drug developed by Forest for the treatment of Alzheimer's disease, is illiquid, and any estimate of its value is subject to significant uncertainty due to a number of factors including, among other things, (i) whether the Food and Drug Administration (the 'FDA') will approve Synapton for sale, which would require that the FDA reverse its non-approval position issued in November 1998,(ii) the difficulty, in light of the fact that FDA approval is yet to be obtained, in manufacturing and distributing the product prior to the expiration of the Partnership's royalty position and (iii) market acceptance of the product. Due to the nature of the Forest royalty, the General Partner is not able at this time to predict with any degree of certainty, the value, if any, of the royalty position. Forest has advised the Partnership that it will be meeting with the FDA to discuss the status of Synapton. Depending on the timing and results of that meeting, the General Partner may determine that the royalty interest in Synapton does not warrant the continuing operation of the Partnership through the end of the royalty period at which point the General Partner will liquidate and distribute any remaining assets (reduced by a reserve to satisfy any liabilities of the Partnership) and dissolve the Partnership. In the event that the General Partner determines that continuing operations through the expiration date of the Synapton royalty position may be in the best interest of the Partnership, the General Partner will proceed to dissolve the Partnership as soon as practicable thereafter.

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

   Effective January 1, 1998, the Partnership adopted the provisions of Statement of Financial Accounting Standards ('SFAS') No. 130, 'Reporting Comprehensive Income.' This Statement establishes standards for reporting and display of comprehensive income and its components within financial statements. Comprehensive income includes net income as well as certain revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles ('other comprehensive income/loss'). During each of the three years ended December 31, 1998, the Partnership's only source of other comprehensive income/loss was net unrealized losses on investments in marketable equity securities, which are included in the statements of changes in partners' capital and are more fully described in Note
D. The adoption of SFAS No. 130 has had no impact on earnings or total partners' capital.

Cash and cash equivalents

   Cash and cash equivalents include money market funds.

Investments

   The Partnership's equity securities that have readily determinable fair values are classified as available-for-sale securities. These securities are measured at fair value in the statements of financial condition and unrealized gains and losses are reported as a separate component of partners' capital under the caption 'Accumulated Other Comprehensive Income'. Equity securities traded on a national securities exchange or the Nasdaq national market are valued at the last reported sales price on the primary exchange on which they are traded. Equity securities traded in the over-the-counter market and thinly traded securities are valued at the mean between the last reported bid and asked prices.

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

   The General Partner was paid an annual management fee equal to two percent of the unitholders' original capital contributions through June 30, 1997. Effective July 1, 1997, the General Partner reduced its management fee to the greater of
(a) $250,000 annually or (b) ten percent of the aggregate amount received from the Partnership's royalty position in Synapton after July 1, 1997 until the dissolution and liquidation of the Partnership, not to exceed the aggregate management fee payable under the terms of the Partnership Agreement ($818,680 per annum).

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

C. Royalties

   At December 31, 1998 and 1997, the Partnership retains certain royalty rights with Forest and Creative BioMolecules, Inc. whose carrying values for financial reporting purposes are zero. The royalty rights with Forest relate to Synapton. Forest filed a new drug application with the FDA, seeking approval of Synapton, on November 18, 1997. On November 18, 1998, Forest announced that it was evaluating and would be preparing a response to a non-approvable letter received from the FDA on its new drug application for Synapton. Forest has recently advised the Partnership that it will be meeting with the FDA to discuss the status of Synapton. The Partnership's royalty rights with Forest and Creative BioMolecules, Inc. will expire in December 1999 (Refer to Note A for further discussion).

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

   Investments in equity securities available-for-sale at December 31, 1998 and 1997 include the following:

                                                1998                                                  1997
                         --------------------------------------------------    --------------------------------------------------
                                              Gross unrealized   Carrying                           Gross unrealized   Carrying
                         Shares   Cost basis        gain           value       Shares   Cost basis       gains           value
------------------------------------------------------------------------       --------------------------------------------
Creative BioMolecules,
  Inc.-Common Stock       20,000   $ 65,450       $  8,310       $  73,760      24,484  $   80,124     $  100,446     $   180,570
Kopin Corporation-
  Common Stock             --        --            --               --          13,310      99,556        124,212         223,768
Cell Genesys
  Corporation-
  Common Stock             --        --            --               --          17,465      90,727         57,725         148,452
                                  ----------  ----------------  -----------             ----------  ----------------  -----------
                                   $ 65,450       $  8,310       $  73,760              $  270,407     $  282,383     $   552,790
                                  ----------  ----------------  -----------             ----------  ----------------  -----------
                                  ----------  ----------------  -----------             ----------  ----------------  -----------

   If upon the sale of the Partnership's remaining equity investment the gross unrealized gain is realized, such gain would be allocated ninety percent to the unitholders and ten percent to the General Partner; however, there is no assurance that the Partnership would receive such amount in the event of the sale of its remaining equity position.

Creative BioMolecules, Inc.

   During the fourth quarter of 1998, the Partnership sold 4,484 shares of Creative BioMolecules, Inc. common stock with a cost basis of approximately $15,000 resulting in a loss of approximately $3,000.

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

Kopin Corporation

   During the second quarter of 1998, the Partnership sold its remaining 13,310 shares of Kopin Corporation common stock for approximately $286,000 resulting in a gain of approximately $186,000. During 1998, revenues relating to the Partnership's investment in Kopin Corporation represented approximately 52% of the Partnership's total revenues.

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

Somatix Therapy Corporation/Cell Genesys Corporation

   During the second quarter of 1998, the Partnership sold its remaining 17,465 shares of Cell Genesys Corporation common stock for approximately $151,000 resulting in a gain of approximately $60,000. During 1998, revenues relating to the Partnership's investment in Cell Genesys Corporation represented approximately 17% of the Partnership's total revenues.

   During the first quarter of 1997, the Partnership sold 205,000 shares of Somatix Therapy Corporation common stock with a cost basis of approximately $615,000 resulting in a loss of approximately $98,000. At March 31, 1997, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the Partnership's investment in Somatix Therapy Corporation common stock was written down by $295,000. During the second quarter of 1997, the Partnership sold 6,000 shares of Somatix Therapy Corporation common stock with a cost basis of approximately $12,000 resulting in no gain or loss to the Partnership.

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

Forest Laboratories, Inc.

   During the first quarter of 1996, the Partnership sold its remaining 75,000 shares of Forest common stock with a cost basis of approximately $6,000 resulting in a gain of approximately $3,594,000. During 1996, revenues relating to the Partnership's investment in Forest represented approximately 66% of the Partnership's total 1996 revenues.

Net Unrealized Losses on Investment in Equity Securities

   For the three years ended December 31, 1998, the Partnership's net unrealized losses on investments in equity securities were comprised as follows:

                                                         1998           1997            1996
                                                       -----------------------------------------
     Unrealized holding gain/loss                      $ (30,478)    $ 2,034,706     $    75,441
     Less: reclassification adjustment for realized
       gains included in net income                     (243,595)     (7,888,065)     (5,194,202)
                                                       ---------     -----------     -----------
     Net unrealized losses on investment in equity
       securities                                      $(274,073)    $(5,853,359)    $(5,118,761)
                                                       ---------     -----------     -----------
                                                       ---------     -----------     -----------

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income (loss) for tax reporting purposes:

                                                               Year ended December 31,
                                                       ----------------------------------------
                                                         1998           1997           1996
                                                       ----------------------------------------
     Net income per financial statements               $  39,971     $7,056,240     $ 4,534,518
     Gain on sale of investments in equity
       securities                                       (100,959)    (1,107,903)        --
     Write-down/write-off of investment in equity
       securities                                         --            295,000        (511,194)
     Royalty income                                       --             --             (76,698)
                                                       ---------     ----------     -----------
     Tax basis net income (loss)                       $ (60,988)    $6,243,337     $ 3,946,626
                                                       ---------     ----------     -----------
                                                       ---------     ----------     -----------

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

                                                        Year ended December 31,
                                                   ----------------------------------
                                                     1998         1997         1996
                                                   ----------------------------------
            Management fee                         $250,000     $534,340     $818,680
            Printing                                  6,444       13,448       11,849
                                                   --------     --------     --------
                                                   $256,444     $547,788     $830,529
                                                   --------     --------     --------
                                                   --------     --------     --------

   Effective July 1, 1997, the General Partner reduced its management fee to the greater of (a) $250,000 annually or (b) ten percent of the aggregate amount received from the Partnership's royalty position in Synapton after July 1, 1997 until the dissolution and liquidation of the Partnership, not to exceed the aggregate management fee payable under the terms of the Partnership Agreement ($818,680 per annum).

   Printing costs payable to an affiliate of the General Partner (which are included in accrued expenses) as of December 31, 1998 and 1997 were $5,025 and $7,788, respectively.

   Prudential Securities Incorporated, an affiliate of R&D Funding Corp, owned 724 units in the Partnership at December 31, 1998.

   The Partnership maintains an account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of R&D Funding Corp, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   The Partnership has engaged in research and development co-investment projects with PruTech Research and Development Partnership which was dissolved and liquidated in December 1996, PruTech Research and Development Partnership II which was dissolved and liquidated in December 1998 and PruTech Project Development Partnership (collectively, the 'PruTech R&D Partnerships'), for which R&D Funding Corp serves as the general partner. The allocation of the co-investment projects' profits or losses among the PruTech R&D Partnerships is consistent with the costs incurred to fund the research and development projects.

G. Contingencies

   On April 15, 1994, a multiparty petition captioned Mack et al. v. Prudential Securities Incorporated et al. (Cause No. 94-17695) was filed in the 80th Judicial District Court of Harris County, Texas, purportedly on behalf of investors in the Partnership against the Partnership, the General Partner, PSI, The Prudential Insurance Company of America and a number of other defendants. The petition alleged common law fraud and fraud in the inducement and negligent misrepresentation in connection with the offering of the Partnership; negligence and breach of fiduciary duty in connection with the operation of the Partnership; civil conspiracy; and violations of the federal Securities Act of 1933 (sections 11 and 12), and of the Texas Securities and Deceptive Trade Practices statutes. The suit sought, among other things, compensatory and punitive damages, costs and attorneys' fees. The claims of all plaintiffs have been settled or dismissed. The Partnership did not contribute to any settlement or pay any costs of the litigation.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP III
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   At December 31, 1998, the Partnership has an investment in the common stock of Creative BioMolecules, Inc. (OTC-CMBI) and royalty positions with Forest Laboratories, Inc. ('Forest') and Creative BioMolecules, Inc., that will expire in December 1999. The Partnership's royalty position with Creative BioMolecules, Inc. is believed to have little to no value and the equity position's value (approximately $74,000 at December 31, 1998) is easily determinable and is salable. The Partnership's royalty position in Synapton, a drug developed by Forest for the treatment of Alzheimer's disease, is illiquid, and any estimate of its value is subject to significant uncertainty due to a number of factors including, among other things, (i) whether the Food and Drug Administration (the 'FDA') will approve the Synapton for sale, which would require that the FDA reverse its non-approval position issued in November 1998, (ii) the difficulty, in light of the fact that FDA approval is yet to be obtained, in manufacturing and distributing the product prior to the expiration of the Partnership's royalty position and (iii) market acceptance of the product. Due to the nature of the Forest royalty, the General Partner is not able at this time to predict with any degree of certainty, the value, if any, of the royalty position. Forest has advised the Partnership that it will be meeting with the FDA to discuss the status of Synapton. Depending on the timing and results of that meeting, the General Partner may determine that the royalty interest in Synapton does not warrant the continuing operation of the Partnership through the end of the royalty period at which point the General Partner will liquidate and distribute any remaining assets (reduced by a reserve to satisfy any liabilities of the Partnership) and dissolve the Partnership. In the event that the General Partner determines that continuing operations through the expiration date of the Synapton royalty position may be in the best interest of the Partnership, the general partner will proceed to dissolve the Partnership as soon as practicable thereafter.

   As of December 31, 1998, the Partnership had approximately $1,158,000 of cash and cash equivalents which is a decrease of approximately $2,511,000 as compared to December 31, 1997. The decrease in cash and cash equivalents was primarily due to the payment of distributions and management fees, offset by proceeds from the sales of certain investments in equity securities, as further discussed below.

   The amount to be distributed by the Partnership in future quarters will be based on the extent to which the market value of its remaining investment in Creative BioMolecules, Inc. can be realized and from the revenue stream from royalties, if any, and interest income. It is not expected that the Partnership's eventual total distributions will equal the Unitholders' initial investments.

   During May 1998, the Partnership made a $2,728,933 distribution. Unitholders received a total of $2,456,040 ($60 per unit) and the General Partner received its 10% share.

   During the second quarter of 1998, the Partnership sold its remaining 13,310 shares of Kopin Corporation common stock for approximately $286,000, and its remaining 17,465 shares of Cell Genesys Corporation common stock for approximately $151,000.

   During the fourth quarter of 1998, the Partnership sold 4,484 shares of Creative BioMolecules, Inc. common stock for approximately $12,000.

Results of Operations

   Net income for the years ended December 31, 1998, 1997 and 1996 was approximately $40,000, $7,056,000 and $4,535,000, respectively. The primary reasons for the fluctuations in operating results are discussed below.

   During 1998, the Partnership recorded gains of approximately $186,000 and $60,000, respectively on the sale of its remaining 13,310 shares of Kopin Corporation common stock and its remaining 17,465 shares of Cell Genesys Corporation common stock. During 1997, the Partnership recorded gains on the sale of common stock totalling approximately $7,888,000, including gains of $3,932,000 and $3,880,000 on the sale of common stock of Kopin Corporation and Creative BioMolecules, Inc., respectively. During 1996, the Partnership recorded gains of approximately $3,594,000 and $1,573,000 on the sale of 75,000 shares of

Forest Laboratories, Inc. common stock and 214,900 shares of Creative BioMolecules, Inc. common stock, respectively.

   At March 31, 1997, the General Partner concluded that an impairment in value that was not temporary had occurred for the Partnership's equity investment in Somatix Therapy Corporation. As a result, the value of the Partnership's investment in Somatix Therapy Corporation common stock was written down by $295,000.

   No royalties were earned by the Partnership in 1998 and 1997. Royalty income for the year ended December 31, 1996 was approximately $217,000 and related to an agreement in which the Partnership received a minimum royalty payment from Kopin Corporation and transferred to Kopin Corporation its rights to certain technologies and royalties. As a result of the agreement, the Partnership holds no technology or royalty positions with Kopin Corporation.

   Interest and other income for the year ended December 31, 1998 decreased by approximately $20,000 as compared to 1997 and increased by approximately $98,000 for the year ended December 31, 1997 as compared to 1996. These fluctuations in interest and other income largely reflect the level of Partnership funds invested in short-term instruments which has varied with the timing of sales of investments in equity securities and subsequent distributions to unitholders.

   Management fees for the years ended 1998 and 1997 each decreased by approximately $284,000 as compared to prior years. Effective July 1, 1997, the General Partner reduced its management fee to the greater of (a) $250,000 annually or (b) ten percent of the aggregate amount received from the Partnership's royalty position in Synapton after July 1, 1997 until the dissolution and liquidation of the Partnership, not to exceed the aggregate management fee payable under the terms of the Agreement of Limited Partnership ($818,680 per annum.)

   General and administrative expenses for the year ended December 31, 1998 decreased by approximately $69,000 as compared to 1997 but increased by approximately $43,000 for the year ended December 31, 1997 as compared to 1996. The 1997 increase was due primarily to professional and other costs incurred in 1997 in considering alternatives for the orderly liquidation of the Partnership. Such costs did not recur at the same level during 1998. Additionally, the 1998 decrease reflects lower evaluation and monitoring expenses as overall activity decreased in the Partnership's R&D projects and license agreements.

Inflation

   Inflation has had no direct material impact on operations or on the financial condition of the Partnership from inception through December 31, 1998.

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